EXHIBIT 99.1

NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR FOR THE

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS OF

CORAL GOLD RESOURCES LTD.

To be held on

JULY 19, 2018

(Containing information as at June 13, 2018, unless otherwise specified)

YOUR VOTE IS IMPORTANT TO US, PLEASE VOTE.

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NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

TAKE NOTICE that the 2018 Annual General and Special Meeting of the Shareholders of Coral Gold Resources Ltd. (hereinafter called the "Company") will be held at Suite 900 – 570 Granville Street, Vancouver, British Columbia, V6C 3P1 on Thursday, July 19, 2018 at 11:00 a.m. (Vancouver time) for the following purposes:

1)	to receive the Report of the Directors;

2)	to receive the financial statements of the Company for its fiscal year ended January 31, 2018 and the report of the Auditors thereon;

3)	to appoint Auditors for the ensuing year and to authorize the Directors to fix their remuneration;

4)	to determine the number of directors and to elect directors;

5)	to ratify the 10% Rolling Stock Option Plan as described in the accompanying Information Circular; and

6)	to transact such other business as may properly come before the Meeting.

Accompanying this Notice are an Information Circular dated June 13, 2018, Form of Proxy, and a Request Form to receive annual and interim financial statements and management discussion and analysis. The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Shareholders are entitled to vote at the Meeting either in person or by proxy in accordance with the procedures described in the Information Circular accompanying this Notice. Those who are unable to attend the meeting, or any adjournment thereof, are requested to read, complete, sign, and send the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice.

DATED at Vancouver, British Columbia, this 13th day of June, 2018.

BY ORDER OF THE BOARD OF DIRECTORS

“David Wolfin”

________________________________________

David Wolfin,

President & Chief Executive Officer

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